UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bateman, II, Walter R.
   Harleysville Group Inc.
   355 Maple Avenue
   Harleysville, PA  19438
2. Issuer Name and Ticker or Trading Symbol
   Harleysville Group Inc.
   HGIC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/31/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board, President & Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |6/23/9|G   | |100(1)            |D  |           |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |1/5/99|M   | |6,900             |A  |$9.42      |                   |      |                           |
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Common Stock               |1/5/99|M   | |9,100             |A  |$9.50      |                   |      |                           |
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Common Stock               |1/5/99|F   | |5,895             |D  |$25.6875   |                   |      |                           |
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Common Stock               |1/5/99|F   | |3,389             |D  |$25.6875   |59,124.0251(2)     |D     |                           |
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                           |      |    | |                  |   |           |100(1)             |I     |Son                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Option Plan - Ri|$9.42   |1/5/9|M   | |3,450      |D  |5/22/|5/22/|Common Stock|3,450  |---    |            |   |            |
ght to Buy            |        |9    |    | |           |   |92   |01   |            |       |       |            |   |            |
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Stock Option Plan - Ri|$9.42   |1/5/9|M   | |3,450      |D  |5/22/|5/22/|Common Stock|3,450  |---    |            |   |            |
ght to Buy            |        |9    |    | |           |   |93   |01   |            |       |       |            |   |            |
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Stock Option Plan - Ri|$9.50   |1/5/9|M   | |4,550      |D  |5/27/|5/27/|Common Stock|4,550  |---    |            |   |            |
ght to Buy            |        |9    |    | |           |   |93   |02   |            |       |       |            |   |            |
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Stock Option Plan - Ri|$9.50   |1/5/9|M   | |4,550      |D  |5/27/|5/27/|Common Stock|4,550  |---    |158,704     |D  |            |
ght to Buy            |        |9    |    | |           |   |94   |02   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Gift to son who shares reporting person's
household.
(2) Total includes shares acquired through 12/31/98 under the Harleysville Group Inc. Dividend Reinvestment Plan;
shares acquired through 1/14/99 under the Harleysville Group Inc. Employee Stock Purchase Plan; and reflects a two for one stock split on
10/6/97.
SIGNATURE OF REPORTING PERSON
/s/ Walter R. Bateman
DATE
2/2/99